EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year-ended
	Jan. 2,	Dec. 28,	Dec. 29,	Dec. 30,	Dec. 31,
	2009	2007	2006	2005	2004
Earnings:
Income before income taxes	$27,303	$28,688	$23,534	$15,464	$23,732
Pretax charges (credits)	(162)	(21)	-	(30)	-

Fixed Charges:
Interest expense	10,435	5,427	3,966	3,965	3,857
Capitalized interest	171	22	-	32	-
Discounts & deferred financing fees	2,797	2,198	719	703	678
Interest portion of rental expense	850	574	584	502	354
Total earnings and fixed charges	$41,394	$36,888	$28,803	$20,636	$28,621

Fixed Charges:
Interest expense	$10,435	$5,427	$3,966	$3,965	$3,857
Capitalized interest	171	22	-	32	-
Discounts & deferred financing fees	2,797	2,198	719	703	678
Interest portion of rental expense	850	574	584	502	354
Total fixed charges	$14,253	$8,221	$5,269	$5,202	$4,889

Ratio of earnings to fixed charges	2.9	4.5	5.5	4.0	5.9